SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Results of the 25th Annual General Meeting of Shareholders

1. Approval of Financial Statements

(Unit: KRW Million, except for earnings per share)

The 25th Fiscal Year (Fiscal Year ended December 31, 2006)

- Total assets	17,962,333	- Operating revenues	11,772,070
- Total liabilities	9,413,253	- Operating income	1,737,139
- Capital stock	1,560,998	- Net income	1,233,449
- Total stockholders’ equity	8,549,080	* Basic earnings per share (KRW)	5,877

* Opinion of independent auditors:		Unqualified

2. Approval of Dividends

Regular cash dividend per share (KRW)			2,000
Total cash dividends (KRW)			416,190,356,000
Dividend ratio to market value			4.1

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors		- Two (2) standing directors - Three (3) outside directors (including two (2) outside directors who will serves as members of the Audit Committee)
B. Number of Outside Directors Following Appointment	Total number of directors	11
	Number of outside directors	8
	Percentage of outside directors (%)	72.7

C. Number of Auditors Following Appointment	Standing auditors	—
	Non-standing auditor	—

D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4
	Number of members of Audit Committee who are standing directors	0

4. Details of Other Resolutions

Agenda Item No. 1. Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 25th Fiscal Year: Approved as originally proposed.

Agenda Item No. 2. Amendment of Articles of Incorporation: Approved as originally proposed.

Agenda Item No. 3. Election of Members of Audit Committee: Approved as originally proposed.

Agenda Item No. 4. Election of Directors: Approved as originally proposed.

Agenda Item No. 5. Approval of Limit on Remuneration of Directors: Approved as originally proposed.

5. Date of Annual General Meeting of Shareholders	March 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director